UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Koss Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

500692108
(CUSIP Number)

David D. Smith
Koss Corporation
4129 North Port Washington Avenue
Milwaukee, WI  53212
(414) 967-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500692108
1.	Names of Reporting Persons John C. Koss Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 212,161(1)
		8.	Shared Voting Power 2,812,026 (2)
		9.	Sole Dispositive Power 212,161 (1)
		10.	Shared Dispositive Power 2,812,026 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,024,187 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.5% (3)
14.	Type of Reporting Person (See Instructions) IN

(1) Consists of 212,161 shares held directly.

(2) Consists of (i) 1,000,885 shares held by the Koss Family Trust, of which the Reporting Person is co-trustee; (ii) 983,800 shares held by K.F.T. Corporation, over which the Reporting Person has shared voting and dispositive power as power of attorney; (iii) 707,949 shares held by The Nancy L. Koss 2012 Trust, Dated 12/20/12, of which the Reporting Person is co-trustee, and (iv) 119,392 shares allocated to the Reporting Person through the Koss Corporation Employee Stock Ownership Plan (the “ESOP”).
(3) Based on 8,516,823 shares of common stock outstanding as of March 11, 2021.

Item 1.	Security and Issuer
This Statement on Schedule 13D relates to the shares of common stock, $0.005 par value (the “Common Shares”), issued by Koss Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4129 North Port Washington Avenue, Milwaukee, Wisconsin 53212.

Item 2.	Identity and Background
(a)  This Statement is being filed by John C. Koss Jr. (the “Reporting Person”).

(b)  The principal business address of the Reporting Person is 4129 North Port Washington Avenue, Milwaukee, Wisconsin, 53212.

(c)  The principal business occupation of the Reporting Person is Vice President of Sales of the Issuer.

(d)-(e)  During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
On November 5, 2012, the Koss Family Trust Dated 9/11/12 (the “Family Trust”) acquired 1,000,885 Common Shares pursuant to a gift; the Family Trust paid no consideration for these shares.

John C. Koss, the Reporting Person’s father, contributed Common Shares to capitalize K.F.T. Corporation (“KFT”) from time to time until 2006, as a result of which KFT accumulated 983,800 Common Shares.

On December 21, 2012, the Nancy L. Koss 2012 Trust Dated 12/20/2012 (the “2012 Trust”) acquired 757,949 Common Shares pursuant to a gift; the trust paid no consideration for these shares.

The 119,392 shares designated to the Reporting Person’s ESOP account were allocated to his ESOP account by the Issuer in gradual increments, from January 1, 1981 to present, in consideration for the Reporting Person’s employment services to the Issuer.

The 212,161 shares held by the Reporting Person directly were acquired by the Reporting Person in gradual increments, from the 1970s to present, through (i) a series of purchases made with the Reporting Person’s personal funds, (ii) the exercise of stock options granted to the Reporting Person by the Issuer in consideration for his employment, and (iii) gifts from his father, John C. Koss, Sr.

Item 4.	Purpose of Transaction

All of the Common Shares beneficially owned by the Reporting Person were acquired for investment purposes.  As of the date of this statement, the Reporting Person does not have any plans or proposals that would result in any of the matters set forth in subparagraphs (a)-(j) of Schedule 13D except as set forth herein.

Item 5.	Interest in Securities of the Issuer
(a)  The Reporting Person beneficially owns 3,024,187 Common Shares, representing approximately 35.5% of the Common Shares issued and outstanding.  The percentages are computed based on 8,516,823 Common Shares outstanding as of March 11, 2021.

(b)  The Reporting Person has:

(i)   sole power to vote or direct the vote of 212,161 Common Shares;

(ii)  shared power to vote or direct the vote of 2,812,026 Common Shares;

(iii)  sole power to dispose or direct the disposition of 212,161 Common Shares; and

(iv)  shared power to dispose or direct the disposition of 2,812,026 Common Shares.

The Family Trust, the Reporting Person (as co-trustee of the Family Trust) and Michael J. Koss (as co-trustee of the Family Trust) may be deemed to have shared voting and dispositive power with respect to the 1,000,885 Common Shares held by the Family Trust. Michael J. Koss is a citizen of the United States of America.  The principal business address of Michael J. Koss is 4129 North Port Washington Avenue, Milwaukee, Wisconsin, 53212; and his principal occupation is President and Chief Executive Officer of the Issuer.

KFT, and the Reporting Person and Michael J. Koss (who together hold power of attorney for their father, the sole stockholder of the voting stock of KFT) may be deemed to have shared voting and dispositive power with respect to the 983,800 Common Shares held by KFT.

The Reporting Person, Principal Financial Group (“PFG”) (as trustee of the ESOP) and the ESOP may be deemed to have shared voting and dispositive power with respect to the 119,392 Common Shares held by the ESOP that are allocated to the Reporting Person’s account thereunder. PFG is a corporation incorporated under the laws of the State of Delaware. Its common stock is publicly traded on the New York Stock Exchange under the ticker symbol PFG. PFG is a holding company. The address of its principal business and principal office is 711 High Street, Des Moines, IA 50392.

The 2012 Trust, the Reporting Person (as co-trustee of the 2012 Trust) and Michael J. Koss (as co-trustee of the 2012 Trust) may be deemed to share voting and dispositive power with respect to the 707,949 Common Shares held by the Trust.  The Trust is organized under the laws of Wisconsin.  The principal business address of the 2012 Trust is 1492 W. Calumet Ct Milwaukee, WI 53217.  The principal business of the 2012 Trust is holding, managing and distributing the property of the 2012 Trust and the proceeds therefrom.

During the last five years, Michael J. Koss has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)  On February 25, 2021, the Reporting Person sold an aggregate of 10,000 Common Shares in open market broker transactions at a weighted average price of $30.13 per share, at prices ranging from $30.02 to $30.62.  On February 26, 2021, the Reporting Person donated an aggregate of 10,000 Common Shares to charity.  On March 10, 2021, the Reporting Person sold an aggregate of (i) 10,000 Common Shares in open market broker transactions at a price of $25.22 per share, (ii) 10,000 Common Shares in open market broker transactions at a weighted average price of $27.95 per share, at prices ranging from $27.90 to $28.00 per share, (iii) 5,000 Common Shares in open market broker transactions at a price of $30.00 per share, and (iv) 4,000 Common Shares in open market broker transactions at a weighted average price of $36.72 per share, at prices ranging from $36.67 to $36.81 per share. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this paragraph. On March 11, 2021, the Reporting Person donated an aggregate of 5,000 Common Shares to charity.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Person holds the following stock options, exercisable for an aggregate of 250,000 shares of common stock of the Issuer: (1) options to purchase an aggregate of 25,000 Common Shares at an exercise price of $1.95 per share, granted in July 2017; (2) options to purchase an aggregate of 50,000 Common Shares at an exercise price of $2.92 per share, granted in July 2018; (3) options to purchase an aggregate of 75,000 Common Shares at an exercise price of $2.17 per share, granted in July 2019 and (4) options to purchase an aggregate of 100,000 Common Shares at an exercise price of $1.90 per share, granted in July 2020. These options were granted by the Issuer in consideration for the employment services of the Reporting Person. Each option grant vests in four equal annual installments, with the first 25% vesting one year after the date of the grant. The options expire five years from the respective dates of grant.

Item 7.	Material to Be Filed as Exhibits
None.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 16, 2021

JOHN C. KOSS JR.

By:	/s/ John C. Koss Jr.